United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of Exelon Corporation	CERTIFICATE OF NOTIFICATION

File No. 70-9645

Public Utility Holding Company Act of 1935 (PUHCA)

Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon’s Form U-1 Application-Declaration, as amended (the “Merger U-1”) dated October 18, 2000 and the Commission’s Order dated October 19, 2000. This certificate reports information concerning associate company services provided during the period from January 1, 2005 through June 30, 2005. Any capitalized terms used herein but not defined have the respective meanings given in the U-1 or in the Commission’s Order.

See below for:

1.	List of companies providing services;
2.	List of companies receiving services;
3.	A description of the type of services provided;
4.	The dollar amount of the services provided, by category;
5.	A description of the method of charging for services, i.e., cost or, if permitted, other than cost;
6.	A reference to the agreement under which such services were provided and transfer charges were based.

Company	Company		Dollar	Transfer
Providing	Receiving	Description	Amount	Price	Controlling
Services	Services	Of Services	Of Services	Standard	Agreement

Commonwealth Edison Company	Exelon Generation Company, LLC	Central mapping (blueprints)	$72,371	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Claims services	$7,355	Cost	AIA

Commonwealth Edison Company	Exelon Enterprises Company, LLC	Claims services	$21,309	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Engineering services - Material condition assessment	$30,515	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Equipment maintenance	$2,063,416	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Equipment maintenance	$208,645	Cost	AIA

Commonwealth Edison Company	Energy Delivery Shared Service	Financial services	$16,713	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Interconnection installation	$2,951,480	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Interconnection maintenance	$6,568,232	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Legislative services	$30,184	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Marketing services and technical services	$27,050	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Marketing services and technical services	$38,267	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Offsite facility usage rental	$102,548	Cost	AIA

Commonwealth Edison Company	Energy Delivery Shared Service	Offsite facility usage rental	$50,917	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Offsite facility usage rental	$51,944	Cost	AIA

Commonwealth Edison Company	Exelon Energy Company	Offsite facility usage rental	$2,741	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Printing, mail services, microfiche copying etc.	$474,584	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Printing, mail services, microfiche copying etc.	$143,259	Cost	AIA

Commonwealth Edison Company	Exelon Corporation	PSEG merger	$121,517	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Real estate & facility services	$261,208	Cost	AIA

Commonwealth Edison Company	Energy Delivery Shared Service	Real Estate & Facility Services	$337,576	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Real estate & facility services	$12,912	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Real estate & facility services	$14,517	Cost	AIA

Commonwealth Edison Company	Exelon Enterprises Company, LLC	Real estate & facility services	$147	Cost	AIA

Commonwealth Edison Company	PECO Energy Company	Customer services system	$142,830	Cost	AIA

Commonwealth Edison Company	Exelon Business Services Company	Postage	$25,992	Cost	AIA

Commonwealth Edison Company	Exelon Generation Company, LLC	Postage	$108	Cost	AIA

Commonwealth Edison Company	Commonwealth Edison Company of Indiana, Inc.	Operation and maintenance of equipment	$205,369	Cost	AIA

Exelon Generation Company, LLC	AmerGen Energy Company	Operational and back-office support	$31,945,625	Cost	SEC

Exelon Generation Company, LLC	Commonwealth Edison Company	Zion U-1 and U-2 synchronous condensers	$1,197,847	Cost	SEC

Exelon Generation Company, LLC	PECO Energy Company	Operation and maintenance of 25 cycle frequency converters	$990,958	Cost	SEC

Exelon Generation Company, LLC	PECO Energy Company	Telecom lease	$10,412	Cost	SEC

Exelon Power Labs	Exelon Business Services Company	Measuring & test equipment, technical services	$874,278	Cost	SEC

Exelon Power Labs	Exelon Generation Company, LLC	Measuring & test equipment, technical services	$3,117,724	Cost	SEC

Exelon Generation Company	Exelon Energy Company	Management services	$10,000	Cost	SEC

Exelon Power Labs	AmerGen Energy Company	Measuring & test equipment, technical services	$655,997	Cost	SEC

Exelon Power Labs	ExTex LaPorte, Ltd.	Measuring & test equipment, technical services	$6,066	Cost	SEC

Exelon Power Labs	Exelon Business Services Company	Measuring & test equipment, technical services (PECO)	$73,247	Cost	SEC

Exelon Energy Company	Exelon Enterprises Company, LLC	Lease, management and accounting costs	$270,547	Cost	SEC

Exelon Energy Company	Exelon Services Inc.	Lease, management and accounting costs	$56,176	Cost	SEC

North American Power Services, Inc.	Sithe Tamuin Energy Services	HR services	$238,648	Cost	SEC

ENEH Services	Exelon New Boston, LLC	Operations and maintenance	$3,471	Cost	SEC

Exelon Generation Company, LLC	Sithe Energies Inc.	Legal, insurance and financial services	$164,892	Cost	SEC

PECO Energy Power Company	PECO Energy Company	Transmission rent	$615,773	Cost	SEC

Susquehanna Power Company	Susquehanna Electric Company	Rent and management fee	$12,956,450	Cost	SEC

PECO Energy Company	Commonwealth Edison Company	Environmental & lab services	$20,494	Cost	MSA

PECO Energy Company	Exelon Business Services Company	Purchase / lease / maintain vehicles	$22,223	Cost	MSA

PECO Energy Company	Exelon Business Services Company	Real estate purchase & lease transaction	$1,054,211	Cost	MSA

PECO Energy Company	Exelon Enterprises Company, LLC	Real Estate purchase & lease transaction	$43,217	Cost	MSA

PECO Energy Company	Exelon Generation Company	Claims processing	$119,971	Cost	MSA

PECO Energy Company	Exelon Generation Company	Environmental & lab Services	$29,550	Cost	MSA

PECO Energy Company	Exelon Generation Company	Legislative services	$10,407	Cost	MSA

PECO Energy Company	Exelon Generation Company	Purchase / lease / maintain vehicles	$664,357	Cost	MSA

PECO Energy Company	Exelon Generation Company	Purchase of materials / logistics	$233,610	Cost	MSA

PECO Energy Company	Exelon Generation Company	Real estate purchase & lease transaction	$64,674	Cost	MSA

PECO Energy Company	Exelon Generation Company	Technical support	$70,634	Cost	MSA

PECO Energy Company	Exelon Generation Company	Meter work performed at various site locations	$5,061	Cost	MSA

PECO Energy Company	Exelon Power Labs	Rubber testing services	$963	Cost	MSA

PECO Energy Company	Adwin Realty Company	Real estate purchase and lease transaction	$9,121	Cost	MSA

PECO Energy Company	Exelon Corporate	PSE&G merger	$345,226	Cost	MSA

PECO Energy Company	Susquehanna Electric Company	Financial services	$5,080	Cost	MSA

Acronyms
AIA - Affiliated Interests Agreement (Transactions between ComEd and associates)
SEC - Order dated October 19, 2000 approving the merger and other associate matters
MSA - Mutual Services Agreement (Services between PECO and associates

SIGNATURE

Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 22, 2005
EXELON CORPORATION

By: /s/ Matthew F. Hilzinger
Vice President and Corporate Controller